March 24, 2003

Mr. Robert C. Thomas
Corporate Secretary
Edge Petroleum Corp.
1301 Travis
Suite 2000
Houston, TX 77002

Mr. Thomas:

	I am writing to you in your official capacity as corporate secretary. I am a three and three quarter year holder of Edges common stock and warrants entitling me to vote 9.9% of your potential shares. I want the following proposals put to the shareholders for a vote up or down at the annual meeting.

1.) Board to be reduced to four, three directors to be independent.
2.) Cumulative voting to be adopted; 25% of the shares could elect a director. 3.) All four directors stand for re-election annually.
4.) The title of Chairman to go to an independent director.
5.) The boards nominating committee to be composed of independent directors. 6.) The audit committee to be composed of independent directors.
7.) The compensation committee to be composed of independent directors.
8.) All impediments to a sale of Edge are eliminated: no compensation schemes tied to change of control, no vesting of options, and no post-acquisition consulting fees.

        I realize that Edge can stand behind time line requirements and trash my proposals. I think it would be arrogance, not fairness. These proposals should be put to a shareholder vote.
Edge as we all know sells below liquidation value and below PV 10.
Under the direction of the current board the market capitalization of Edge has shrunk from over $100,000,000 to less than $50,000,000.
I feel long term directors have not done the job and should be eliminated. Four qualified directors are enough for a company with little market presence. Give us our vote.


Sincerely,


Mark G. Egan
President
Marlin Capital Corp.
General Partner of the Private Investment Fund, LP